UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14049484

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SEC FILE NUMBER
8- 41386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH GUNNAR & CO., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET – 11TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHAN A. STEIN 212-440-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHAN A. STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GUNNAR & CO., LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TONI ANN ROMANO
Notary Public - State of New York
NO. 01RO6190385
Qualified in Richmond County
My Commission Expires 7.28.2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSSM

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants

1956 - 2006 · 50 Years · Growth · Vision · Solutions

JOSEPH GUNNAR & CO., LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2013

WITH
INDEPENDENT AUDITOR'S REPORT

CONTENTS

December 31, 2013

RSSM Rosen Seymour Shapss Martin & Company LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Joseph Gunnar & Co., LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (a Delaware LLC) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

757 Third Avenue, New York, NY 10017-2049 ❖ Tel. (212) 303-1800 ❖ Fax (212) 755-5600 ❖ www.rssmcpa.com PrimeGlobal
Member of the Center for Audit Quality, an Affiliate of the American Institute of Certified Public Accountants ("AICPA")
Member of the AICPA Employee Benefit Plan Audit Quality Center

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Joseph Gunnar & Co., LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2014

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets	
Cash	$ 21,101
Receivables:	
Due from clearing broker (Note 3)	1,919,042
Due from registered representatives (Note 4)	249,571
Clearing deposit (Note 3)	150,000
Other receivables	3,068
Securities owned (Note 8)	9,632
Prepaid expenses and other assets	84,955
Property and equipment, net of accumulated depreciation and amortization of $2,119,010 (Note 5)	46,706
Security deposits	25,974
Total assets	$ 2,510,049
Liabilities and Members' Equity	
Liabilities:	
Commissions payable	$ 582,147
Accounts payable and accrued expenses	836,478
Deferred rent payable (Note 6)	315,690
Total liabilities	1,734,315
Commitments and contingencies (Note 7)	
Members' equity	775,734
Total liabilities and members' equity	$ 2,510,049

See accompanying notes to the statement of financial condition.

1. Organization

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Effective October 22, 2012, the Company became a registered investment advisor with the SEC. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2013, the Company had not exceeded that limit.

Furniture and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Deferred Rent

Deferred rent represents the excess of rent expense on a straight-line basis over the annual rent payments.

Income Taxes

The Company has elected to be taxed as a partnership for federal and state tax purposes and is responsible for New York City Unincorporated Business Taxes.

FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years ended December 31, 2010 through 2013 are subject to examination by taxing authorities.

3. Due From Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

The clearing agreement requires the Company to maintain a deposit account with the clearing broker equal to 150% of its net capital requirement.

4. Due From Registered Representatives

Due from registered representatives represents amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and recognized as compensation to the respective employees. The loans are completely forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, the balance may be written off as a bad debt. The balance of the loans receivable at December 31, 2013 was $249,571. The Company has not taken a reserve for possible write-downs.

5. Property and Equipment

Property and equipment consists of the following:

Machinery and equipment	$ 1,377,750
Leasehold improvements	787,966
	2,165,716
Less accumulated depreciation and amortization	(2,119,010)
	$ 46,706

6. Lease Commitments

The Company leases its office space under an operating lease that was due to expire in September 2010. In 2010, the Company signed an amendment to the lease extending its term until January 2021. Pursuant to the amendment agreement, the Company incurs base rent plus real estate and operating expense escalations on a yearly basis. Monthly base rent increases annually from $34,608 in October 2010 to $46,257 in October 2021. The agreement also stipulates that the Company is allowed a 4 month credit to fixed rent over the lease term, which it used in 2010 through 2013. The Company accounts for rent on a straight-line basis. Deferred rent payable as of December 31, 2013 is $315,690. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations.

Following is a summary of future minimum lease payments:

Year Ending December 31,	
2014	$ 448,523
2015	465,061
2016	493,675
2017	506,017
Thereafter	1,641,481
	$ 3,554,757

In 2011 through 2013, the Company also entered into several equipment leases with expiration dates ranging from December 2013 to October 2017.

Following is a summary of future minimum lease payments for the leases:

Year Ending December 31,	
2014	$ 32,720
2015	21,170
2016	18,423
2017	4,444
	$ 76,757

7. Commitments and Contingencies

Legal Matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend such cases vigorously. The Company has established a reserve of $425,000 against the settlement of pending litigation.

Other

In October 2011, the Company entered into an Amendment to its Fully Disclosed Clearing Agreement (the "Agreement") with its clearing broker. Upon execution of this Amendment, and provided that the Company is at all times in material compliance with the terms and conditions of the Agreement, as defined, the clearing broker agrees to issue three (3) annual Correspondent Business Development Credits of $100,000 to the Company (totaling $300,000). During November 2013, $100,000 was available and used as a reduction to clearing and execution expenses on the Company's statement of operations and members' equity. In the event that the Agreement is terminated within an initial 5-year period by either the Company or its clearing broker, as defined, the Company would be held liable for the pro-rated portion of the credit to be remitted back to the clearing broker.

In addition, the Agreement specifies that in the event of termination caused by either party for non-compliance with the terms and conditions stipulated in the Agreement, the Company is liable to pay a termination fee based on the following schedule:

Year 1 (2011)	$	750,000
Year 2 (2012)		650,000
Year 3 (2013)		550,000
Year 4 (2014)		350,000
Year 5 (2015)		250,000

8. Fair Value Measurements

FASB ASC 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities including warrants: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's securities at fair value as of December 31, 2013:

Assets at Fair Value as of December 31, 2013

	Level 1	*Level 2*	*Level 3*	*Total*
Equity securities	$ 139	$ -	$ -	$ 139
Warrants	-	-	9,493	9,493
Total assets at fair value	$ 139	$ -	$ 9,493	$ 9,632

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2013:

	Warrants
Opening balance	$ -
Cost of purchases	9,493
Total unrealized gains (losses)	-
Proceeds of sales	-
Ending balance	$ 9,493

All assets have been valued using a market approach, except for level 3 assets. The following table describes the valuation techniques for assets in level 3. There were no changes in the valuation techniques during the year.

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at 12/31/2013	Valuation Techniques	Unobservable Input	Range (weighted average)
Warrants	$ 9,493	Black Scholes Option pricing model	Risk free rate of interest Expected price volatility	25-50% (39%)

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

9. **Related Party Transaction**

During 2013, the Company acted as investment advisor and placement agent to the Buttonwood Social Network and Buttonwood Select Opportunities Funds (The "Funds"). Some of the principals of the Company own Buttonwood Management Associates, LLC, the general partner and manager of the Funds.

In December 2012, the Company began allocating rent expense to their affiliate insurance agency ("JG Agency").

10. Income Taxes

As a single member LLC, the Company files income tax returns in combination with JGH. The combined entity is not subject to federal or state income tax. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits.

11. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

12. 401(k) Plan

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were was no matching contributions during the year ended December 31, 2013.

13. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had regulatory net capital of $512,629, which exceeded its requirement of $115,622 by $397,007. The ratio of aggregate indebtedness to net capital was 3.38 to l.

14. Subsequent Events

The Company has evaluated its subsequent events through February 25, 2014, the date that the accompanying financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure to the financial statement.